Exhibit 99.1
Earnings to Fixed Charges
The ratio of earnings to fixed charges for the nine months ended July 31, 2005 and July 30, 2006 and for each of the last five fiscal years, was as follows:

									Nine Months Ended
Fiscal Year									July 31,		July 30,
2001		2002		2003		2004		2005	2005		2006
11.80	x	4.58	x		(a)	23.32	x	24.66	24.53	x	33.97	x

(a)	Due to Applied’s loss in fiscal 2003, the ratio of coverage was less than 1:1. Applied would have needed to generate additional earnings of $209 million to achieve the coverage ratio of 1:1.